UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-41319

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107

Toronto, Ontario M4P 1E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, including the condensed unaudited consolidated financial statements for the three months ended March 31, 2023, attached hereto as Exhibit 99.1, and management’s discussion and analysis for the three months ended March 31, 2023, attached hereto as Exhibit 99.2, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of POET Technologies Inc. on Form F-10 (File No. 333-213422) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit No.	Description

99.1	Condensed Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2023

99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2023

99.3	Certification of Interim Filings by Chief Executive Officer, dated May 15, 2023

99.4	Certification of Interim Filings by Chief Financial Officer, dated May 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2023

POET TECHNOLOGIES INC.

By:	/s/ Thomas Mika
Name:	Thomas Mika
Title:	Corporate Secretary